

March 1, 2011

Leslie Clitheroe
President and Chief Executive Officer
Verve Ventures Inc.
33 Turnberry Drive
Wilmslow, Cheshire Sk92QW

> **Re:** **Verve Ventures Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 18, 2011**
> **File No. 333-171214**

Dear Mr. Clitheroe:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment apply to your facts and circumstances or do not believe an amendment is appropriate, please tell why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Exhibit 23.1

1. We have reviewed your response to comment 10 in our letter dated February 9, 2011. The consent refers to the audit report dated December 10, 2010; however, the audit report in the Form S-1/A is actually dated December 12, 2010. Please make arrangements with your auditors to have them revise the consent accordingly.

   We urge all persons who are responsible for the accuracy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Mr. Leslie Clitheroe
Verve Ventures Inc.
March1, 2011
Page 2

Notwithstanding our comments, in the event you requests acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relive the company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding request for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the purpose public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Gordon at (202) 551-3866 or, in his absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson at (202) 551-3746 or, in his absence, Andrew Schoeffler at (202) 551-3748 with any other questions or disclosure issues.

Sincerely,

Pamela A. Long
Assistant Director